FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility (PDMR) on 2 May 2014:

GSK Deferred Annual Bonus Plan
Dr P J T Vallance
Exercise of a nil priced option over 17,569 shares and 6,993 shares granted on 24 February 2011, both of which vested on 24 February 2014 under the GlaxoSmithKline Deferred Annual Bonus Plan. GlaxoSmithKline delivered the net of tax value in shares being 13,017.

The Company and the above-mentioned PDMR were advised of this transaction on 6 May 2014.

This notification relates to a transaction notified in accordance with paragraph 3.1.4R(1)(a) of the Disclosure and Transparency Rules.

V A Whyte
Company Secretary

6 May 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 06, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc